Exhibit 99.50
Watts, Griffis and McOuat
Consulting Geologists and Engineers
September 25, 2006
CONSENT OF EXPERT
FILED BY SEDAR
British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut
Dear Sirs/Mesdames:
This letter is being filed as the consent of Watts, Griffis and McOuat Limited, to being named in Wheaton River Minerals Ltd.’s renewal annual information form (the “AIF”) for the year ended December 31, 2004, dated March 29, 2005 which is incorporated by reference in the management information circular (the “Circular”) of Glamis Gold Ltd. dated September 25, 2006 and to the inclusion of reference to the following report (the “Report”) in the AIF and of extracts from or a summary of the Report in the written disclosure contained in the AIF:
•	“An audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio, and San Martin Mines as of December 31, 2004 for Wheaton River Minerals Ltd.” dated March 9, 2005.
We hereby confirm that we have read the written disclosure from the Report and of extracts from or a summary of the Report incorporated by reference in the Circular and have no reason to believe that the written disclosure contains any misrepresentation of the information contained in the Report.

Sincerely,

WATTS, GRIFFIS AND McOUAT LIMITED

/s/ Joe Hinzer
Per:	Joe Hinzer, P.Geo.
President
JH/ls
WATTS, GRIFFIS AND McOUAT LIMITED            Suite 400 • 8 King Street East • Toronto • Canada • M5C 1B5
Tel: (416) 364-6244 • Fax; (416) 864-1675 • Email: wgm@wgm.on.ca • Web: www.wgm.on.ca